Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)

VOLUNTARY ANNOUNCEMENT

This announcement is made by City Telecom (H.K.) Limited (the “Company” and together with its subsidiaries, the “Group”) pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

FY2010 Guidance

Reference is made to the announcement in respect of the estimated improvement in profit attributable to shareholders for the six months ended 28 February 2010 issued by the Company on 15 April 2010 (the “Announcement”).

The board of directors of the Company (the “Board”) would like to inform the shareholders of the Company and potential investors that the performance of the Group’s broadband subscriptions growth and the Earnings before interest, tax, depreciation and amortization (“EBITDA”) was largely in line with the Updated FY2010 Guidance as stated in the Announcement.

FY2011 Guidance

The Board would also like to inform the shareholders of the Company and potential investors that the key performance targets of the Company for FY2011 have been set as follows:-

•	broadband subscriptions growth from 526,000 subscriptions as of 31 August 2010 to exceed 600,000 subscriptions by 31 August 2011

•	EBITDA to exceed HK$580 million

The information contained in this announcement is only a preliminary estimate performed by the Board and has not been audited or reviewed by the Company’s auditor.

Shareholders of the Company and/or investors are advised to exercise caution when dealing in the Company’s shares.

By Order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and
Company Secretary

Hong Kong, 8 September 2010

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer) and Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director of the Company is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors of the Company are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.